October 24, 2014

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F St., N.E.

Washington, D.C. 20549-4628

Attention: Pamela Howell

Re:                             Golden Minerals Company

Registration Statement on Form S-3

Filed September 30, 2014

File No. 333-199026

Dear Ms. Howell:

On behalf of Golden Minerals Company (the “Company”), set forth below is the Company’s response to the comments of the Staff of the Division of Corporation Finance, which were delivered in your letter dated October 17, 2014, regarding the Company’s registration statement on Form S-3 as filed on September 30, 2014.

For the convenience of the Staff, we have transcribed the comments being addressed and the Company’s response below.

Prospectus Cover Page

Comment:

1.                                      We note that you are offering $200,000,000 of your securities under Rule 415(a)(4) of Regulation C under the Securities Act of 1933, as amended. It appears that you do not meet the threshold of $75 million or more in aggregate market value of your voting and non-voting common equity held by non-affiliates as required by General Instruction I.B.1. to Form S-3. If you are instead relying on General Instruction I.B.6. to register this offering, please revise your prospectus in accordance with Instruction 7 to set forth on the outside front cover of the prospectus the calculations of the aggregate market value of your outstanding voting and nonvoting common equity pursuant to General Instruction I.B.6. and the amount of all securities offered pursuant to General Instruction I.B.6. during the prior 12 calendar month period that ends on, and includes, the date of the prospectus.

Response:

Simultaneous with the filing of this response letter the Company will file an amended registration statement on Form S-3 (the “Amended Registration Statement”) to include the following paragraph on the outside front cover of the prospectus:

“On September 30, 2014, the aggregate market value of our outstanding common stock held by non-affiliates was $47,319,378. We have previously sold $5,501,080 of securities pursuant to General Instruction I.B.6. of Form S-3 during the prior twelve calendar month period that ends on, and includes, the date of this prospectus.”

*   *   *   *   *

Should you require further clarification of any of the issues raised in this letter, please contact the undersigned at (303) 892-7499.

Sincerely,

/s/ Deborah J. Friedman
for
DAVIS GRAHAM & STUBBS LLP

cc:                                Hillary Daniels

John Reynolds

Robert P. Vogels